UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 21, 2013

SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant’s name into English)

120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exhibit 99.1

Amendment of Form 6-K filed on February 7, 2013.

The following amends and supersedes the exhibit 99.1 of our Form 6-K filed on February 7, 2013. The amendment was made to correct the operating results of Shinhan Financial Group(hereafter SFG) and Shinhan Bank, a wholly-owned bank subsidiary of SFG, for fiscal year 2012.

There are no amendments to the operating results of Shinhan Card.

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards and is to be audited by our independent auditor. As figures provided have not yet been fully audited by our independent auditor, contents are subject to change in the due course of the auditing process.

1. Operating Results of Shinhan Financial Group (consolidated)

(KRW million)

Item		4Q 2012	3Q 2012	QoQ Change (%)	4Q 2011	YoY Change (%)
Revenue*	Specified Quarter	7,122,774	8,033,687	-11.34	6,095,171	16.86
	Cumulative	29,642,563	22,519,789	—	30,261,651	-2.05
Operating Income	Specified Quarter	628,298	628,614	-0.05	701,404	-10.42
	Cumulative	3,193,952	2,565,654	—	4,172,386	-23.45
Income before Income Taxes	Specified Quarter	562,715	655,188	-14.11	660,497	-14.80
	Cumulative	3,233,012	2,670,297	—	4,192,562	-22.89
Net Income**	Specified Quarter	380,089	484,977	-21.63	506,724	-24.99
	Cumulative	2,322,732	1,942,643	—	3,100,011	-25.07

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues
**	Represents profits attributable to controlling interest

2. Operating Results of Shinhan Bank (consolidated)

(KRW million)

Item		4Q 2012	3Q 2012	QoQ Change (%)	4Q 2011	YoY Change (%)
Revenue*	Specified Quarter	5,033,297	4,752,847	5.90	3,729,097	34.97
	Cumulative	18,572,810	13,539,513	—	18,778,260	-1.09
Operating Income	Specified Quarter	370,748	412,633	-10.15	294,797	25.76
	Cumulative	2,070,538	1,699,791	—	2,673,194	-22.54
Income before Income Taxes	Specified Quarter	316,390	418,188	-24.34	257,812	22.72
	Cumulative	2,073,601	1,757,210	—	2,650,384	-21.76
Net Income**	Specified Quarter	283,697	324,845	-12.67	227,779	24.55
	Cumulative	1,656,797	1,373,099	—	2,118,421	-21.79

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues
**	Represents profits attributable to controlling interest

3. Operating Results of Shinhan Card (consolidated)

(KRW million)

Item		4Q 2012	3Q 2012	QoQ Change (%)	4Q 2011	YoY Change (%)
Revenue*	Specified Quarter	1,192,655	1,143,819	4.27	1,140,876	4.54
	Cumulative	4,600,856	3,408,201	—	4,525,250	1.67
Operating Income	Specified Quarter	211,703	204,114	3.72	293,388	-27.84
	Cumulative	966,676	754,973	—	1,111,862	-13.06
Income before Income Taxes	Specified Quarter	207,707	202,207	2.72	271,371	-23.46
	Cumulative	967,016	759,309	—	1,100,157	-12.10
Net Income**	Specified Quarter	160,126	158,574	0.98	235,293	-31.95
	Cumulative	749,764	589,638	—	875,930	-14.40

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues
**	Represents profits attributable to controlling interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.

/s/ Jung Kee Min
Name: Jung Kee Min
Title: Chief Financial Officer

Date: February 21, 2013